# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 180 DEGREE CAPITAL CORP. /NY/, CIK 0000893739
CUSIP: 00687D101
Title of class of securities: Common Stock, par value $0.03
Address of issuer's principal executive offices: 7 N. WILLOW STREET, SUITE 4B, MONTCLAIR, New Jersey (NJ), 07042
Date of event which requires filing of this statement: 06/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001013594-25-000491
Filed by CIK 0001786993
Persons authorized to receive notices and communications: James C. Elbaor, Marlton Partners, L.P., 1358 N. State Pkwy, Chicago, Illinois (IL), 60610, (214) 405-4141; Christopher P. Davis, Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- Marlton Partners, L.P. (CIK 0001786993): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 168,685; sole dispositive power 0; shared dispositive power 168,685; aggregate amount beneficially owned 168,685 (1.7% of the class)
- Marlton, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 168,685; sole dispositive power 0; shared dispositive power 168,685; aggregate amount beneficially owned 168,685 (1.7% of the class)
- Elbaor James C. (CIK 0001701100): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 168,685; sole dispositive power 0; shared dispositive power 168,685; aggregate amount beneficially owned 168,685 (1.7% of the class)
- ATG Fund II LLC (CIK 0001940093): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 300,004; sole dispositive power 0; shared dispositive power 300,004; aggregate amount beneficially owned 300,004 (3% of the class)
- ATG Capital Management, LLC (CIK 0001940092): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 300,004; sole dispositive power 0; shared dispositive power 300,004; aggregate amount beneficially owned 300,004 (3% of the class)
- Gabriel D. Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 49,542; shared voting power 300,004; sole dispositive power 49,542; shared dispositive power 300,004; aggregate amount beneficially owned 349,546 (3.5% of the class)
- Aaron T. Morris: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 10,670; shared voting power 0; sole dispositive power 10,670; shared dispositive power 0; aggregate amount beneficially owned 10,670 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.03
Name of issuer: 180 DEGREE CAPITAL CORP. /NY/
Address of issuer's principal executive offices: 7 N. WILLOW STREET, SUITE 4B, MONTCLAIR, New Jersey (NJ), 07042
Comment: The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned ("Amendment No.1"). This Amendment No.1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the "Reporting Persons"):

(i) Marlton Partners, L.P., a Delaware limited partnership ("Marlton Partners");

(ii) Marlton, LLC, a Delaware limited liability company ("Marlton"), the managing member of Marlton Partners;

(iii) James C. Elbaor (together with Marlton Partners and Marlton, the "Marlton Persons"), a United States citizen and the managing member of Marlton;

(iv) ATG Fund II LLC, a Delaware limited liability company ("ATG Fund II");

(v) ATG Capital Management, LLC, a Delaware limited liability company ("ATG Management"), the managing member of ATG Fund II;

(vi) Gabriel Gliksberg (together with ATG Fund II and ATG Management, the "ATG Persons"), a United States citizen, and the managing member of ATG Management; and

(vii) Aaron T. Morris, a United States citizen.

Each of the Reporting Persons is party to that certain A&R Group Agreement as further described in Item 6 and filed as Exhibit 99.2 to this Schedule 13D. Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.
Residence or business address: The business address of each of the Marlton Persons is 1358 N. State Pkwy, Chicago, IL 60610. The business address of each of the ATG Persons is 16690 Collins Avenue, Suite #1103, Sunny Isles Beach, FL 33160. The business address of Mr. Morris is 4915 Mountain Road, Unit 4, Stowe, Vermont 05672.
Present principal occupation or employment: The principal business of Marlton Partners is investing in securities. The principal business of Marlton is serving as the investment manager of Marlton Partners. The principal occupation of Mr. Elbaor is serving as the managing member of Marlton Partners. The principal business of ATG Fund II is investing in securities. The principal business of ATG Management is to serve as the managing member of certain private investment funds, including ATG Fund II. The principal occupation of Mr. Gliksberg is serving as the managing member of ATG Management. The principal business of Mr. Morris is an attorney in private practice.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Marlton Partners, Marlton, ATG Fund II and ATG Management are organized under the laws of the State of Delaware. Messrs. Elbaor, Gliksberg and Morris are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by Marlton Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 168,685 Shares owned directly by Marlton Partners is approximately $628,807, excluding brokerage commissions.

The Shares purchased by ATG Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 300,004 Shares directly owned by ATG Fund II is approximately $993,855, including brokerage commissions.

The Shares directly owned by Mr. Gliksberg were purchased with personal funds of Mr. Gliksberg. The aggregate purchase price of the 49,542 Shares directly owned by Mr. Gliksberg is approximately $182,635, including brokerage commissions.

The Shares directly owned by Mr. Morris were purchased with personal funds of Mr. Morris. The aggregate purchase price of the 10,670 Shares directly owned by Mr. Morris is approximately $40,011, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On June 30, 2025, Marlton Partners delivered a letter to the Issuer, dated June 30, 2025 (the "Update and Resubmission"), which served as an update and resubmission of the letter previously delivered to the Issuer on December 17, 2024, regarding the nomination of Messrs. Elbaor, Gliksberg and Morris for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2025 annual meeting of shareholders. In the Update and Resubmission, Marlton Partners, among other things, reaffirmed its nominations of Messrs. Elbaor, Gliksberg and Morris at the special meeting for the election of directors to be held on September 15, 2025 (the "Special Meeting"), and notified the Issuer that of its intent to nominate for election at the Special Meeting Andrew M. Greenberg for election to the Board.

Mr. Greenberg, 56, has served as founder and managing partner of Saker Management, LP, the investment manager for Saker Partners, LP, since June 2013, which provides investment management services to private funds and accounts. Prior to founding Saker Management, LP and Saker Partners, LP, Mr. Greenberg was privately managing personal investments. Mr. Greenberg has an MBA from the University of Chicago in August 1996 and a BA from the University of Michigan in May 1991.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 10,000,141 Shares outstanding as of January 15, 2025, which is the total number of Shares outstanding as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 24, 2025.

As of the date hereof, Marlton Partners beneficially owned 168,685 Shares, constituting approximately 1.7% of the Shares outstanding.

As of the date hereof, Marlton, as the investment manager of Marlton Partners, may be deemed to beneficially own the 168,685 Shares beneficially owned by Marlton Partners, constituting approximately 1.7% of the Shares outstanding.

As of the date hereof, Mr. Elbaor, as the managing member of Marlton, may be deemed to beneficially own the 168,685 Shares beneficially owned by Marlton, constituting approximately 1.7% of the Shares outstanding.

As of the date hereof, ATG Fund II beneficially owned 300,004 Shares, constituting approximately 3.0% of the Shares outstanding.

As of the date hereof, ATG Management, as the managing member of ATG Fund II, may be deemed to beneficially own the 300,004 Shares beneficially owned by ATG Fund II, constituting approximately 3.0% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg individually beneficially owned 49,542 Shares, constituting approximately 0.5% of the Shares outstanding. Mr. Gliksberg, as the managing member of ATG Management, may be deemed to beneficially own the 300,004 Shares beneficially owned by ATG Fund II which, together with the 49,542 Shares individually beneficially owned by him, constitutes an aggregate beneficial ownership of 349,547 Shares, constituting approximately 3.5% of the Shares outstanding.

As of the date hereof, Mr. Morris individually beneficially owned 10,670 Shares, constituting approximately 0.1% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 528,901 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 5.3% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Marlton Partners, Marlton and Mr. Elbaor may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Marlton Partners.

Each of ATG Fund II, ATG Management and Mr. Gliksberg may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by ATG Fund II.

Mr. Gliksberg has the sole power to vote and dispose of the Shares individually beneficially owned by him.

Mr. Morris has the sole power to vote and dispose of the Shares individually beneficially owned by him.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days or since the last filing by the Reporting Persons on Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 1, 2025, the Reporting Persons, together with Mr. Greenberg, entered into an amended and restated Group Agreement (the "A&R Group Agreement") in connection with the Special Meeting pursuant to which the parties agreed, among others things, (i) that certain group agreement, dated December 17, 2024, between Messrs. Elbaor, Gliksberg and Morris (the "Original Group Agreement"), was superseded in its entirety by the A&R Group Agreement, (i) to add Mr. Greenberg to the group created by the Original Group Agreement with respect to coordinating their activities with respect to the Issuer and its securities, (ii) to separately or jointly file Schedule(s) 13D and any amendments thereto with respect to the securities of the Issuer to the extent required by applicable law, and (iii) that expenses incurred in connection with the group's activities would be borne by the Marlton persons. The foregoing description of the A&R Group Agreement is not complete and is qualified in its entirely by reference to the full text of the A&R Group Agreement, which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Transactions in Securities
99.2 A&R Group Agreement, dated July 1, 2025.

## Signatures
- Marlton Partners, L.P.: /s/ James C. Elbaor, James C. Elbaor, Managing Member of Marlton, LLC, Investment Manager (07/01/2025)
- Marlton, LLC: /s/ James C. Elbaor, James C. Elbaor, Managing Member (07/01/2025)
- Elbaor James C.: /s/ James C. Elbaor, James C. Elbaor (07/01/2025)
- ATG Fund II LLC: /s/ Gabriel D. Gliksberg, Gabriel D. Gliksberg, Managing Member of ATG Capital Management, LLC, Managing Member (07/01/2025)
- ATG Capital Management, LLC: /s/ Gabriel D. Gliksberg, Gabriel D. Gliksberg, Managing Member (07/01/2025)
- Gabriel D. Gliksberg: /s/ Gabriel D. Gliksberg, Gabriel D. Gliksberg, Managing Member (07/01/2025)
- Aaron T. Morris: /s/ Aaron T. Morris, Aaron T. Morris (07/01/2025)